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AYA GOLD & SILVER INC.

1320 Graham Boulevard, Suite 132, Mont-Royal, Quebec, Canada, H3P 3C8

info@ayagoldsilver.com | www.ayagoldsilver.com

AYA GOLD & SILVER

Exhibit 99.78
MANAGEMENT'S
DISCUSSION
AND ANALYSIS

For the three and nine-month periods
ended September 30, 2025 and 2024
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-2025                                                              2
Management’s Discussion and Analysis of Financial
Condition and Results of Operations

This Management’s Discussion and Analysis (“MD&A”) of the operations, results, and financial position of Aya Gold & Silver
Inc. (the “Corporation” or "Aya"), dated November 10, 2025, covers the three and nine-month periods ended September 30,
2025. This MD&A is prepared by management and should be read in conjunction with the Corporation’s Unaudited Condensed
Interim Consolidated Financial Statements (“FS”) and related notes for the three and nine-month periods ended September 30,
2025. The Corporation uses certain non-GAAP financial measures in this MD&A as described under “Non-GAAP Measures".
The Corporation’s September 30, 2025 FS and the related financial information contained in this MD&A have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting" of the IFRS Accounting Standards (“IFRS”)
as issued by the International Accounting Standards Board (“IASB”), unless otherwise stated. All amounts are stated in thousands of United States dollars (“US”), except for per share amounts, or unless otherwise indicated. References to “C$” are to the Canadian dollar while “MAD” refers to the Moroccan Dirham.
This MD&A contains forward-looking information that is subject to risk factors set out in a cautionary note in this MD&A under
“Cautionary Statement Regarding Forward-Looking Information”. All information contained in the FS and this MD&A has been reviewed by the Audit Committee and approved by the Corporation’s Board of Directors. This MD&A is current as of November
10, 2025, unless otherwise stated.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-20253

AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-20254
Business Overview

General Information
Aya Gold & Silver Inc. is a Canadian-based precious metals mining corporation active across the full mining lifecycle; from discovery and development through to production. The Corporation operates in Morocco, a politically stable jurisdiction with supportive regulatory environment, offering low operating costs and well-developed infrastructure.
Aya’s flagship asset is the Zgounder Silver Mine, recognized for its rare, high-grade silver mineralization. The mine is located along the Anti-Atlas fault, one of North Africa’s most geologically rich and underexplored regions, known for hosting world-
class silver, gold, and base metal deposits. Aya also owns an 85% interest in the Boumadine polymetallic project, which is currently at the exploration and evaluation stage.
Aya is incorporated under the Canada Business Corporations Act; its financial year-end is December 31, and it trades on the
Toronto Stock Exchange under the symbol “AYA” and on the OTCQX under the symbol “AYASF”. Aya’s issued and outstanding share capital totals 141,900,422 common shares on November 10, 2025.
Geographic Overview
•The Zgounder mining permit covers 16 km², and 29 mining and exploration permits for Zgounder Regional cover an additional 383 km².
•Boumadine’s exploration portfolio includes 31 permits and licenses totaling 339 km², among which one 32 km² mining license forms the basis of the Preliminary Economic Assessment (the “PEA” or the “Study”) discussed further. The project also benefits from an additional 600 km² of exploration authorization.
For details and history of permitting please refer to the Corporation's latest Annual Information Form available on SEDAR+
(www.sedarplus.ca).
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-20255
Zgounder Silver Mine
Located in Morocco’s central Anti-Atlas Mountains, the wholly owned Zgounder Mine is a rare, high-grade primary silver operation, differentiating Aya from most producers that recover silver as a by-product. A 2022 feasibility study, supported by a mineral reserve estimate, confirmed strong economics for a large expansion, for which commercial production was declared on December 29, 2024.
Ramp-Up of Commercial Operations
In December 2024, the Corporation completed the construction of a new processing plant at the Zgounder Silver Mine, marking a major milestone in its transition to a fully mechanized, high-capacity operation. The expansion increased processing capacity approximately four-fold from prior levels; the nameplate processing capacity is currently estimated at 2,700 tonnes per day. The project included new underground and open-pit mine development, upgraded tailings and water storage facilities, and the construction of an on-site assay laboratory. Infrastructure improvements included a new electrical substation and power line required to fulfill the power requirements of the new plant.
Silver is produced through cyanide leaching and refined into doré bars. All of the Corporation’s revenue is derived from the production and sale of silver, which is refined in Switzerland. Sales are made on a regular basis to achieve current market prices. Until January 2025, the Corporation also operated a flotation circuit and sold silver concentrate in addition to doré
production.
Near-Mine and Regional Exploration
Exploration is a core part of Aya’s growth strategy, focused on expanding its resource base, advancing priority targets, testing new prospective zones, guiding future development decisions and enhancing overall geological understanding of the project area. The 2025 exploration program is targeting 20,000 to 25,000 metres of Diamond Drill Holes ("DDH") of additional drilling.
Mineral Reserve and Mineral Resource Estimate
On June 16, 2022, Aya published a NI 43-101 compliant, amended technical report and feasibility study available on SEDAR+
(www.sedarplus.ca). An updated NI 43-101 on the Zgounder Silver Mine is expected to be released in Q4-2025.
Boumadine Polymetallic Project
Located in the Anti-Atlas region of eastern Morocco, Boumadine is a polymetallic gold-silver-zinc-lead system owned 85% by
Aya and 15% by National Office of Hydrocarbons and Mines ("ONHYM").
Exploration
The Boumadine project is Aya’s most advanced development-stage asset and a key pillar of its long-term growth strategy in
Morocco. Boumadine benefits from year-round access and supportive infrastructure, and remains open in all directions. The
2025 exploration program is targeting 100,000 to 140,000 metres of additional drilling to expand mineralization, test satellite targets, and assess broader regional potential. Exploration is supported by Aya’s strong balance sheet and disciplined capital allocation.
Since 2022, Aya has completed nearly 308,000 metres of drilling at Boumadine, significantly advancing the geological model.
Metallurgical testwork conducted on Boumadine mineralization supports a two-stage processing flowsheet. Approximately
50% of the Inferred resource is pit-constrained, with the remainder amenable to underground development, offering operational flexibility. Subsequent to quarter end, we announced the results of a Preliminary Economic Assessment ("PEA") for the Boumadine project. Refer to the "Recent Developments" section for details.
Mineral Resource Estimate
On February 24, 2025, the Corporation published an updated NI 43-101 compliant Mineral Resource Estimate ("MRE"), incorporating 2024 drill results; available on SEDAR+ (www.sedarplus.ca). See "Recent Developments" and "Development and
Exploration" sections. On November 4th, 2025 the Corporation published the results of its 2025 Boumadine Preliminary
Economic Assessment (the “PEA” or the “Study”) for the Boumadine Project (the “Project” or “Boumadine”) located in the
Kingdom of Morocco.
1 Non-GAAP Measures, refer to page 25.
2 Non-GAAP Measures, consisting of current assets of $196,495 less current liabilities of $100,348 (December 31, 2024, current assets of $76,540 less current liabilities of $53,116).
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-20256
Q3-2025 and YTD-2025 Operational and Financial Highlights

	Three-month periods ended			Nine-month periods ended
	September 30,			September 30,
Operational for Zgounder	2025	2024	Variance	2025	2024	Variance
Ore Mined (tonnes)	215,405	120,985	78%	651,354	341,890	91%
Average Grade Mined (g/t Ag)	142	148	(4)%	144	161	(11)%
Ore Processed (tonnes)	305,964	83,352	267%	829,178	245,246	238%
Average Grade Processed (g/t Ag)	146	161	(9)%	149	176	(15)%
Combined Mill Recovery (%)	92.5%	83.0%	9.5%	87.4%	83.3%	4.1%
Milling Operations (tpd)	3,326	906	267%	3,037	895	239%
Silver Ingots Produced (oz)	1,346,882	114,825	1,073%	3,400,372	357,040	852%
Silver in Concentrate Produced (oz)	—	241,102	(100)%	57,479	797,914	(93)%
Total Silver Produced (oz)	1,346,882	355,927	278%	3,457,851	1,154,954	199%
Silver Ingots Sold (oz)	1,363,511	137,001	895%	3,464,280	366,726	845%
Silver in Concentrate Sold (oz)	—	266,956	(100)%	103,044	797,468	(87)%
Total Silver Sales (oz) (A)	1,363,511	403,957	238%	3,567,325	1,164,194	206%
Avg. Net Realized Silver ($/oz) (B/A)	39.85	27.29	46%	35.54	25.58	39%
Cash Costs per Silver Ounce Sold[1]	20.79	23.47	(11)%	20.38	20.30	—%

Financial	2025	2024	Variance	2025	2024	Variance
Revenues (B)	54,337	11,024	393%	126,783	29,780	326%
Cost of Sales	32,971	9,146	260%	86,225	22,652	281%
Gross Profit	21,366	1,878	1,038%	40,558	7,128	469%
Operating Income (Loss)	15,171	(3,062)	595%	26,167	(4,277)	712%
Net Income (Loss)	12,422	(263)	4,823%	27,994	3,959	607%
Operating Cash Flows	22,390	(11,767)	290%	38,099	(9,210)	514%

Shareholders	2025	2024	Variance	2025	2024	Variance
Income (loss) per Share – basic	0.09	(0.00)	NM	0.21	0.03	NM
Income (loss) per Share – diluted	0.09	(0.00)	NM	0.20	0.03	NM

	September 30,	December 31,
Financial	2025	2024	Variance
Working Capital[2]	96,147	23,424	310%
Cash	129,184	30,944	317%
3 Non-GAAP Measures, refer to page 25.
4 Non-GAAP Measures, refer to page 25.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-20257
Q3-2025 Operational Highlights:
•Silver production of 1,346,882 oz in Q3-2025 compared to 355,927 oz in Q3-2024, an increase of 278%.
•Mill average feed grade of 146 g/t Ag was recorded in Q3-2025 compared to 161 g/t Ag in Q3-2024, a decrease of 9%.
•Milling operations reached 3,326 tpd in Q3-2025 compared to 906 tpd in Q3-2024.
•Average mill recovery of 92.5% in Q3-2025 compared to 83.0% in Q3-2024, an increase of 9.5%.
•Plant availability reached 96% in Q3-2025.
•The new plant is now running above nameplate capacity, with recoveries at or above feasibility study levels.
•215,405 tonnes of ore were mined in Q3-2025 for an average of 2,341 tpd mined compared to 120,985 tonnes (1,315 tpd)
in Q3-2024.
•Both underground and open pit ramp up continue to plan and are expected to reach steady state production by year end.
For the third quarter of the year, underground mining rate averaged 1,276 tonnes of ore per day, on target. For the open pit, total material moved continued to increase and averaged 34,050 tpd, for a total of 3,132,590 tonnes, out of which
1,142,101 tonnes of waste were capitalized and 98,027 tonnes of ore were extracted. The ore mining rate at the open pit averaged 1,066 tonnes of ore per day.
•A total of 29,524 metres ("m") of drilling was completed at Boumadine, 7,664 m at Zgounder and 2,106 m on Zgounder
Regional permits.
•Improved TRIFR: Recordable Injury Frequency Rate decreased to 13.38 in Q3-2025, down from 16.24 in Q3-2024, reflecting progress in incident prevention. 6,636 Hours of training delivered, including 5,040 hours in September alone, with 100% of incidents analyzed and continued focus on leading indicators and contractor safety.
Q3-2025 Financial Highlights:
•Revenue from silver sales totaled $54,337 in Q3-2025 (Q3-2024 – $11,024), an increase of 393% representing an average net realized silver price of $39.85 per oz (Q3-2024 - $27.29/oz).
•Cost of sales of $32,971 (Q3-2024 – $9,146) with an average cash cost per silver oz sold of $20.79 in Q3-2025 compared to $23.47 oz in Q3-2024.3
•Operations generated a gross profit of $21,366 in Q3-2025 compared to a gross profit of $1,878 in Q3-2024, an increase of 1,038%.
•Net income was $12,422 (diluted EPS of $0.09) in Q3-2025, compared to a net loss of $(263) (diluted EPS of $(0.00)) in
Q3-2024.
•Cash flow generated by operating activities of $22,390 in Q3-2025 compared to cash flow used of $(11,767) in Q3-2024.
YTD-2025 Operational Highlights:
•Silver production of 3,457,851 oz in YTD-2025 compared to 1,154,954 oz in YTD-2024, an increase of 199%.
•Mill average feed grade of 149 g/t Ag was recorded in YTD-2025 compared to 176 g/t Ag in YTD-2024, a decrease of 15%.
•Milling operations reached 3,037 tpd in YTD-2025 compared to 895 tpd in YTD-2024.
•Average combined mill recovery of 87.4% in YTD-2025 compared to 83.3% in YTD-2024, an increase of 4.1%.
•Combined plant availability reached 95% in YTD-2025.
•651,354 tonnes of ore were mined in YTD-2025 for an average of 2,386 tpd mined compared to 341,890 tonnes (1,248 tpd)
in YTD-2024.
•A total of 109,240 m of drilling was completed at Boumadine, 15,283 m at Zgounder and 4,376 m on Zgounder Regional
permits.
YTD-2025 Financial Highlights:
•Revenue from silver sales totaled $126,783 in YTD-2025, (YTD-2024 – $29,780), an increase of 326% representing an average net realized silver price of $35.54 per oz (YTD-2024 - $25.58).
•Cost of sales of $86,225 (YTD-2024 – $22,652) with an average cash cost per silver oz sold of $20.38 in YTD-2025 compared to $20.30 oz in YTD-2024.4
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-20258
•Operations generated a gross profit of $40,558 in YTD-2025 compared to a gross profit of $7,128 in YTD-2024, an increase of 469%.
•The closing of the Mx2 transaction generated a one-time gain of $1,828 and a net impairment recovery of $3,987.
•Net income was $27,994 (diluted EPS of $0.20) in YTD-2025, compared to $3,959 (diluted EPS of $0.03) in YTD-2024.
•Cash flow generated by operating activities of $38,099 in YTD-2025 compared to cash flow used of $(9,210) in YTD-2024.
•
Recent Developments

•On November 4, 2025, Aya released the results of its Preliminary Economic Assessment for the Boumadine project (the
"Boumadine PEA"). The Boumadine PEA confirms the project’s economic potential under our Base Case ($2,800/oz gold,
$30/oz silver), with an after-tax NPV5% of $1.5 billion, IRR of 47%, and a payback period of 2.1 years. The project includes open pit and underground operations and a conventional 8,000 tonnes per day ("tpd") flotation plant. The flotation plant will produce three salable gold- and silver-bearing concentrates – zinc, lead, and pyrite. The economic model is based on an 11-year life of mine ("LOM") and average annual production of 328 thousand ounces (“koz”) gold-equivalent, or 30.6 million ounces (“Moz”) of silver-equivalent (“AgEq”). All-in sustaining costs are estimated at $1,021/oz Au. Initial Capital is estimated at $446 million including a contingency of $96 million, as well as sustaining capital of $340 million over the
LOM. For further details, please refer to the "Boumadine Preliminary Economic Assessment" section of this document, along with our press release dated November 4, 2025 and the Boumadine PEA presentation on our website at
www.ayagoldsilver.com.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-20259
Operating Results

Q3-2025 Zgounder Silver Mine Operations
In Q3-2025, 305,964 tonnes of ore was processed. Mill availability for the quarter was 96%. Average processed grade was
146 g/t Ag. Q3-2025 was highlighted by a continuous increase in mill tonnage while sustaining 92.5% recovery. Daily throughput averaged 3,326 tpd, producing 1,346,882 oz of silver during the quarter. Throughput increased during the quarter averaging 2,924 tpd in July, 3,489 tpd in August and 3,572 tpd in September.
The total mining rate for the quarter averaged 2,341 tpd, for a total of 215,405 tonnes of ore mined at a grade of 142 g/t, with focus on open pit stripping in the north east sector, where 1.1Mt of waste was capitalized. The acceleration of the mining rate is expected to continue throughout the year, to exceed 3,000 tpd by the end of 2025 for both mines.
In Q3-2025, 98,027 tonnes (1,066 tpd) of ore were mined from the open pit at an average grade of 123 g/t Ag. The open pit mine had a strip ratio of 19 during Q3-2025. It should be noted that the 19 strip ratio excludes the capitalized waste of 1.1Mt for the quarter. The open pit mining rate will continue to increase as more equipment will be mobilized through the rest of the year. The open pit mining rate is expected to reach over 40,000 tpd of total material moved by year end. The open pit total material movement averaged 34,049 tpd for the quarter.
In Q3-2025, 117,378 tonnes (1,276 tpd) was mined in the underground mine at an average grade of 159 g/t Ag. Steady state mining was reached underground, and mined grade was according to plan.
At the end of the quarter, the stockpile stood at 158,546 tonnes of ore at a silver grade of 135 g/t, providing the necessary cushion to progressively increase the mining rate.
Figure 1 - Zgounder Open Pit
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-202510
Capital Projects
The "super pit" project is near completed, with main surface infrastructures (transformers, cement plant, emergency underground raise and main fans) moved to allow for the larger footprint of the open pit.
Preparation for the phase two of the Tailing Storage Facility ("TSF") is ongoing, with mobilization for construction to start before year-end. Extra milling capacity was unlocked in Q3-2025 by increasing tailing pumping capacity. The mill can now sustain 3,700 tpd.
Underground development is progressing as planned, with new, deeper levels, being opened. The ramp is now lower than the
1,825 level. The decline design for lower level is near completed and will continue to reach 1,650 level in the coming years.
Development and Exploration

The Corporation’s drilling program remains on schedule and is progressing according to plan, supporting its 2025 exploration and resource development objectives.
Zgounder Near-Mine Exploration
In Q3-2025, the Corporation completed 7,664 m of DDH both underground and at surface on near-mine targets, focusing west of the main ore body—near the major fault, at depth and to the north of the open-pit area. The program aimed to define both lateral and vertical mineralization, with encouraging results outlining significant down-plunge extensions through thick high-
grade interceptions. Results from underground holes ZG-SF-25-641 and ZG-SF-25-648, which intersected 1,164 g/t Ag over 3.0
m and 1,080 g/t Ag over 3.0 m respectively, confirmed the continuity of high-grade mineralization beyond the current resource boundary, supporting future resource growth. In addition, surface hole ZG-25-156 intercepted 167 g/t Ag over 2.0 m, included into a broader anomalous interval of 19.0 m just north of the current open-pit.
Zgounder Regional Exploration
Drilling Activity
As part of the Corporation’s 2025 regional exploration program, a total of 2,106 m of Reverse Circulation (''RC") drilling were completed on the Zgounder Regional permits during Q3-2025. Following the identification of high-priority targets in the first half of 2025, the RC drill exploration program at Zgounder Far East was completed, targeting several geochemically and structurally defined anomalies. The drill program is on-track with the 2025 full year target of 20,000 to 25,000 meters for both near-mine extensions and regional prospects on surrounding permits.
Mapping and Target Generation
Detailed geological mapping and prospecting are being carried out on both Tourchkal and Zgounder Far East permits. Several drill targets have been identified on these permits supporting future phases of the 2025 drill program.
Boumadine Exploration
Drilling Activity
In Q3-2025, the Corporation completed 29,524 m of combined DDH and RC at Boumadine confirming continuity of the
Boumadine deposit and Tizi Zone as well as extending the strike length of the Imariren Zone to 1.2 km. Recent highlights include high-grade silver-equivalent intercepts on the main trend (e.g., 369 g/t AgEq over 9.0 m), Tizi (e.g., 272 g/t AgEq over
4.6 m). These results confirm mineralization continuity and support the expansion of known zones. The main trend is the backbone of the deposit and will form the foundation of our upcoming PEA. Further, targets identified by the 2024 mapping and geophysical program were also drill tested, with preliminary results providing the discovery of the new Asirem gold zone with drilling intersects of 1.52 g/t Au over 4.3 m in BOU-DD25-629 and 4.53 g/t Au in BOU-DD25-632. The Corporation has
completed 109,240 m in the first nine months of the year, exceeding the low end of its drilling program (100,000 to 140,000 m)
and drilling is continuing.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-202511
Mapping and Target Generation
In Q3-2025, we identified the extension of the new prospective gold-copper zone, Asirem, within recently acquired western permits and located at surface west of the Boumadine main trend. The mineralized structure is traceable over 9 km to the west. Drill testing will continue in the fourth quarter of the year as part of the greenfield component of the current drill program.
For further details, refer to our press release dated September 15, 2025 on our website at www.ayagoldsilver.com.
Permit Expansion
In Q3-2025 the Corporation further expanded its Boumadine land holdings with the acquisition of two additional mining licenses adding 25.1 km2, increasing the overall land package to 339.3 km2.
Boumadine Preliminary Economic Assessment
On November 4, 2025, Aya announced the results of its 2025 Boumadine Preliminary Economic Assessment (the "Boumadine
PEA") for the Boumadine project located in the Kingdom of Morocco (the "Project"). The Boumadine PEA was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) by independent
Qualified Persons, notably Lycopodium Minerals Canada Ltd and WSP Canada Inc.
Key highlights of the Boumadine PEA, including production profile, capital and operating costs, and expected economic returns, are summarized below:

		Base Case		Spot Prices[2]
Project Economics	Units	Pre-tax	Post-tax	Post-tax
Gold Price	$/oz	2,800	2,800	4,000
Silver Price	$/oz	30	30	48
Initial Capital Expenditures	$M	446	446	446
AISC[1]	$/oz AuEq	1,021	1,021	1,068
Net Present Value (NPV5%)[1]	$B	2.2	1.5	3.0
Internal Rate of Return (“IRR”)%		69%	47%	77%
Payback	Years	1.3	2.1	1.2
NPV:Capex[3]	—	5.0	3.3	6.6
Revenue	$B	7.0	7.0	10.1
Free Cash Flow[1]	$B	2.8	2.0	3.8
1.AISC and FCF are non-IFRS financial measures and have no standardized meaning under IFRS Accounting Standards (“IFRS”) and may not be comparable to similar measures used by other issuers. Refer to “Non-IFRS and Other Financial Measures” section of the news released published on November 4, 2025 for more information, including a detailed description of each measure.
2.Assumed Spot Prices as of 10/31/2025.
3.NPV:Capex ratio is the ratio of Net Present Values, discounted at 5%, to the initial capital expenditures.
•The main Project highlights include:
•On a post-tax basis: NPV5% of $1.5 billion, an IRR of 47%, and a payback period of 2.1 years at Base Case prices.
•Attractive scale with average annual production of 401 koz AuEq in years 1 to 5 and 328 koz AuEq per year over the LOM.
This corresponds to an average annual production of approximately 37.5 Moz AgEq, in years 1 to 5 and 30.6 Moz AgEq over the LOM.
•Low initial capital cost of $446 million, including $96 million in contingency.
•Highly efficient capital project with a post-tax NPV5% to Capex ratio of 3.3:1 (Base Case prices); and NPV5% to Capex ratio of 6.6:1 at Spot Prices.
•LOM total cash costs of $928/oz AuEq and AISC of $1,021/oz AuEq.
•Processing: 8,000 tpd conventional flotation plant producing three gold- and silver-bearing concentrates – zinc, lead, and pyrite.
•Year 1 to 5 average head grade of 4.76 g/t AuEq, or 443 g/t AgEq.
•LOM average head grade of 3.85 g/t AuEq, or 358 g/t AgEq.
•The Boumadine PEA does not include 140,000 m from the ongoing 2025 drilling campaign.
•Existing mining license on the property; feasibility study targeted for completion in late 2027.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-202512
Mining and Processing
The Boumadine PEA envisions a combined open pit and underground mining operation. The Boumadine LOM plan will consist of the simultaneous mining of several open pits in Central, North and South zones concurrent with underground operations that are scheduled between Year 2 and Year 11. The overall strategy is to achieve an average production rate to maintain a processing throughput of 8,000 tpd over the LOM, for an annual throughput capacity of 2.9 Mt per year. The mine plan prioritizes strong feed grades to the mill during the initial years of production.
A conventional flotation plant is planned for processing, with crushing, grinding and three flotations circuits to produce separate, salable concentrates of zinc, lead, and pyrite. All three concentrates contain payable silver and gold.
Metallurgy
Extensive metallurgical testwork, led by SGS Lakefield between 2018 and 2025, is the foundation of the Boumadine PEA and confirms a conventional flotation-based flowsheet with excellent metallurgical performance. The metallurgical testwork program was based on composite sampling, with locked-cycle flotation tests and comminution testwork that were used to determine the proposed flowsheet. Total flotation recoveries are: 96.1% for gold, 96.4% for silver, 74.7% for zinc and 82.0% for lead.
Additional Information
Initial capital expenditures of $446 million, including a contingency of $96M, as well as sustaining capital expenditures of $340 million over the LOM. The on-site infrastructure requirements include the processing plant, workshops, warehouses, administrative buildings, tailings storage facility, and supporting infrastructure. Off-site infrastructure requirements include concentrate storage at the port, the construction of a dedicated 72-km electrical power line, and pumping stations and water pipelines for fresh water supply.
The PEA outlines an average cash cost of $109/t milled, or $928/oz AuEq produced. The AISC is estimated at $1,021/oz AuEq produced, positioning the project competitively within the industry cost curve.
For further details, refer to the Boumadine PEA press release dated November 4, 2025 and the Boumadine PEA presentation on the Corporation's website.
Technical Report
The complete NI 43-101 Technical Report pertaining to the Boumadine PEA will be filed within 45 days and will be available on
Aya’s website and on www.sedarplus.ca.
The Boumadine PEA is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the Boumadine PEA will be realized.
Mineral Resource Estimate
An update to the mineral resources, based on 2024 drilling at Boumadine, was released on February 24, 2025, consisting of an
Inferred Mineral Resource of 29.2Mt at 82g/t Ag, 2.63 g/t Au, 2.11% Zn and 0.82% Pb containing an estimated 76.8Moz of Ag,
2.4Moz of Au, 615 kt of Zn and 237 kt of Pb. Representing 378Moz AgEq, an increase of 19%, and an Indicated Mineral
Resource of 5.2Mt at 91 g/t Ag, 2.78 g/t Au, 2.8% Zn and 0.85% Pb containing an estimated 15.1Moz of Ag, 449koz of Au, 145 kt of Zn and 44 kt of Pb, representing 74.4Moz Silver equivalent (“AgEq”), an increase of 120%.

	Cutoff	Tonnes	Average Grade							Contained Metal
			Ag	Au	Cu	Pb	Zn	AgEq	AuEq	Ag	Au	Cu	Pb	Zn	AgEq	AuEq
	NSR US$/t	(kt)	(g/t)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(kt)	(koz)	(koz)
Pit-constrained Indicated	95	3,920	94	2.99	0.13	0.84	2.95	476	5.30	11,881	377	5	33	116	60,051	667
Pit-constrained Inferred	95	14,258	90	2.89	0.10	0.81	2.38	450	5.00	41,135	1,325	14	115	339	206,293	2,293
Out-of-pit Indicated	125	1,249	80	2.11	0.08	0.87	2.32	358	3.98	3,216	85	1	11	29	14,382	160
Out-of-pit Inferred	125	14,938	74	2.39	0.07	0.82	1.85	357	3.97	35,669	1,148	10	122	276	171,393	1,905
Total Indicated	95/ 125	5,169	91	2.78	0.12	0.85	2.80	448	4.98	15,097	462	6	44	145	74,433	827
Total Inferred	95/ 125	29,196	82	2.63	0.08	0.82	2.11	402	4.47	76,804	2,469	25	237	615	377,686	4,198
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-202513
1.Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. There is no certainty that Mineral Resources will be converted to Mineral Reserves.
2.The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.
3.The Mineral Resources in this MD&A were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (the
“CIM”) Standards on Mineral Resources and Mineral Reserves Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM
Standing Committee on Reserve Definitions and adopted by the CIM Council, as may be amended from time to time.
4.A silver price of US$24/oz with a process recovery of 89%, a gold price of US$2,200/oz with a process recovery of 85%, a zinc price of
US$1.20/lb with a process recovery of 72%, a lead price of US$1.00/lb with a process recovery of 85%, and a copper price of US$4.00/lb with a process recovery of 75% were used in establishing the MRE.
5.AgEq = Ag(g/t) + (Au(g/t) *Au price/oz*Au recovery)/(Ag price/oz*Ag recovery) + Zn(%)*Zn price/lb* Zn recovery/(Ag price/oz*Ag recovery)*685.7147973 + Pb(%)*Pb price/lb* Pb recovery/(Ag price/oz*Ag recovery)*685.7147973 + Cu(%)*Cu price/lb* Cu recovery/(Ag price/oz*Ag recovery)*685.7147973
6.AuEq = Au(g/t) + (Ag(g/t) *Ag price/oz*Ag recovery)/(Au price/oz*Au recovery) + Zn(%)*Zn price/lb* Zn recovery/(Au price/oz*Au recovery)*685.7147973 + Pb(%)*Pb price/lb* Pb recovery/(Au price/oz*Au recovery)*685.7147973 + Cu(%)*Cu price/lb* Cu recovery/(Au price/oz*Au recovery)*685.7147973.
7.The constraining pit optimization parameters were US$3.5/t for mineralized material mining, US$2/t for waste mining US$89/t for processing and US$6/t for general and administrative expenses ("G&A") totalling US$95/t for a cut-off and 50-degree pit slopes.
8.The out-of-pit parameters used a US$30/t mining cost, US$89/t processing cost and US$6/t G&A totalling US$125/t for a cut-off. The out-
of-pit Mineral Resource grade blocks were quantified above the US$125 NSR cut-off, below the constraining pit shell and within the constraining mineralized wireframes. Out–of-pit Mineral Resources exhibit continuity and reasonable potential for extraction by the long hole underground mining method.
9.Individual calculations in tables and totals may not sum due to rounding of original numbers.
10.Grade capping of 800 g/t Ag, 30 g/t Au, 28% Zn, 10% Pb and 1.4% Cu was applied to composites before grade estimation.
11.Bulk density was evaluated separately for each individual vein with values ranging from 3.20 to 4.00 t/m3 determined from drill core samples and used for the MRE. For oxidized and transitional material, a bulk density of 2.65 t/m3 was used.
12.1.0 m composites were used during grade estimation.
Figure 2 - Plan View of Boumadine Property with Existing Permits and Drill Holes
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-202514
Sustainability

Q3-2025 Sustainability
Health, Safety and Environment
The Corporation continued to track a range of leading indicators around critical risk management, contractor management, and incident investigation quality. In particular, the Corporation continued solidifying health and safety (“H&S”) processes through preventive measures, 100% of incidents analyzed, and 6,636 hours of training, with 5,040 hours of training in
September alone. The Corporation's total Recordable Injury Frequency Rate ("TRIFR") for Q3-2025 was 13.4, compared to 16.2 in Q3-2024.
The Corporation remains committed to continuously improving its health and safety performance and management systems
("ESMS"). To that end, the Corporation will continue to strengthen its H&S programs through proactive risk management, contractor engagement, and targeted training initiatives. By maintaining a focus on leading indicators and fostering a culture of safety, the Corporation aims to further reduce incident rates and ensure the well-being of all personnel.
During Q3-2025, the Corporation continued to implement its ESMS and is working steadily towards ISO 14001 certification.
The Corporation did not report any significant environmental incidents for the three months ended on September 30, 2025.
Community Relations
The Corporation continued its implementation of the Zgounder Stakeholder Engagement Plan ("SEP") and organized new rounds of community consultations to integrate comments into its 2026 Community Investment Strategy.
The Corporation continued to strengthen community engagement with its inaugural project proposal for local communities, entrepreneurs and cooperatives. This initiative was developed in partnership with the National institute for human development ("INDH").
Figure 3 - The literacy program from Askaoun, Morocco
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-202515
Governance
The Corporation launched its first ever double materiality assessment ("DMA"), following international best practice and engaging with both internal and external stakeholders. Results are expected during Q4-2025, and will appear in the 2025
Sustainability Report. The results of the DMA will be henceforth integrated into the Enterprise Risk Management ("ERM"), strengthening the integration of sustainability into its risk management culture.
Transaction with Mx2 Mining

Effective April 15, 2025, the Corporation transferred its rights to the Amizmiz gold project by selling Amizmiz International
Holding and Mx2 Maroc SARLAU, wholly owned subsidiaries of the Corporation to Mx2 Mining Inc. ("Mx2"). As consideration for the transaction, the Corporation received 20,000,000 shares of Mx2 priced at C$0.50 per share for a total of C$10,000
($7,210).
In conjunction with the transaction, Mx2 also completed a brokered private placement for gross proceeds of C$16,000 priced at C$0.50 per unit of which the Corporation obtained of a total of 2,000,000 shares for a total of C$1,000 ($722).
As a result, the Corporation holds 22,000,000 common shares of Mx2's outstanding 52,000,001 shares, an interest of 42.3% in
Mx2.  Management determined it has significant influence but not control over Mx2 and began to account for the investment using the equity method from the date of the transaction (see Note 6 of the FS).
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-202516
Overview of Financial Performance

For the three and nine-month periods ended September 30, 2025 and 2024 (in thousands of dollars):

	Three-month periods ended			Nine-month periods ended
	September 30,			September 30,
	2025	2024	Variance	2025	2024	Variance
Revenues	54,337	11,024	393%	126,783	29,780	326%	(1)
Cost of sales	32,971	9,146	260%	86,225	22,652	281%	(2)
Gross profit	21,366	1,878	1,038%	40,558	7,128	469%	(3)
General and administrative expenses	6,195	4,940	25%	20,206	11,405	77%	(4)
Other operating income	—	—	NM	5,815	—	100%	(5)
Operating income (loss)	15,171	(3,062)	595%	26,167	(4,277)	712%
Net finance income	1,444	4,631	(69)%	11,882	11,330	5%	(6)
Share of loss in associate, net of tax	(394)	—	NM	(720)	—	NM
Net income before income taxes	16,221	1,569	934%	37,329	7,053	429%
Income tax expense	3,799	1,832	107%	9,335	3,094	202%	(7)
Net income (loss) for the period	12,422	(263)	4,823%	27,994	3,959	607%	(8)
Income (loss) per share (diluted)	0.09	(0.00)	NM	0.20	0.03	NM	(8)
*NM – Not Meaningful
Three-month period ended September 30, 2025, compared to the three-month period ended September 30, 2024
1.Revenues from silver sales totaled $54,337 in Q3-2025 compared to $11,024 in Q3-2024, driven by a 238% increase in ounces sold of 1,363,511 oz in Q3-2025 compared with 403,957 oz in Q3-2024 due to the continued ramp-up of the new
Zgounder plant, and a higher average net realized silver price per oz during the period. The average net realized silver price per oz sold increased by 46% to $39.85 in Q3-2025 compared to $27.29 in Q3-2024.
2.Cost of sales in Q3-2025 increased by 260% compared to Q3-2024, driven by the increase in tonnes sold and depreciation expense on a larger asset base, which rose by $4,182 compared to Q3-2024, reflecting the commissioning of the new
Zgounder plant. The higher processing volumes of ore from the new plant contributed to increased sales; however, the reduction in processed grades in Q3-2025 compared to Q3-2024 partially offset the expected unit cost improvement from the new plant, requiring greater tonnage to maintain output. Unit costs are expected to gradually decrease as the plant and mine ramp-up stabilize in the coming quarters. In addition, royalties to ONHYM were $1,630 in Q3-2025 compared to $331 in Q3-2024.
3.Gross profit for the quarter was $21,366 compared to $1,878 in Q3-2024, representing an increase of 1,038%. The increase reflects the impact of higher sales volumes and a higher average net realized silver price per oz. This is also favorably impacted by the lower cash cost in Q3-2025 compared to Q3-2024.
4.General and administrative expenses increased by 25% or $1,255 in Q3-2025 compared with Q3-2024. This increase was driven by a non-cash expense related to share-based compensation which increased by $678 in Q3-2025. The increase in share-based compensation was largely attributable to the expense for the period related to a grant of five million share purchase options granted in 2024 at an exercise price of C$15.63. In addition, the Corporation now has multiple projects in
Morocco and as such, G&A expenses increased to manage these projects. To support the continued growth of the
Corporation and ensure adequate resources for project execution and corporate functions, additional headcount was added at the head office in Canada and in Morocco.
5.Other operating income of $nil in Q3-2025 and Q3-2024.
6.Net finance income decreased by $3,187 in Q3-2025 compared to Q3-2024 primarily due to the commencement of commercial production at the end of Q4-2024. As a result, interest on the EBRD Zgounder loan was recognized in the income statement, amounting to $2.8 million in Q3-2025 compared to $nil in Q3-2024. Interest income rose to $1.2 million in Q3-2025 compared to $1.1 million in Q3-2024. This growth was primarily a result of increased account balances subsequent to the equity raise on June 18, 2025, although it was partially counterbalanced by a reduction in interest rates.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-202517
7.Income tax expense in Q3-2025 increased by $1,967 to $3,799 compared with Q3-2024, primarily due to higher net taxable income of our Moroccan operating entity as well as our Canadian entity for a total of $2,786 and $1,013 in accrued withholding taxes on interest on advances in Morocco in Q3-2025. The increase in taxable income in Morocco reflects the ramp-up of the new plant.
8.Net income of $12,422 (diluted EPS of $0.09) was recorded in Q3-2025 compared to net loss of $(263) (diluted EPS of
$(0.00)) in Q3-2024.
Nine-month period ended September 30, 2025, compared to the nine-month period ended September 30, 2024
1.Revenues from silver sales totaled $126,783 in YTD-2025 compared to $29,780 in YTD-2024, driven by a 206% increase in ounces sold of 3,567,325 oz in YTD-2025 compared with 1,164,194 oz in YTD-2024 due to the continued ramp-up of the new Zgounder plant, for which commercial production was declared on December 29, 2024 and a higher average net realized silver price per oz during the period. The average net realized silver price per oz sold increased by 39% to $35.54 in
YTD- 2025 compared to $25.58 in YTD-2024.
2.Cost of sales in 2025 increased by 281% compared to YTD-2024, driven by the increase in tonnes sold, including higher depreciation expense on a larger asset base, which rose by $12,269 compared to YTD-2024, reflecting the commissioning of the new Zgounder plant. The higher processing volumes of ore from the new plant contributed to increased sales;
however, the reduction in processed grades partially offset the expected unit cost improvements , requiring greater tonnage to reach production objectives and resulting in slightly higher unit costs in YTD-2025 compared to YTD-2024. These cost increases are expected to gradually decrease as the Zgounder plant ramp-up continues to progress and production volumes increase in the coming quarters. In addition, royalties to ONHYM were $3,803 in YTD-2025 compared to $890 in
YTD-2024.
3.Gross profit was $40,558 in YTD-2025 compared to $7,128 in YTD-2024, representing an increase of 469%. The increase reflects the impact of higher sales volumes, alongside the higher average net realized silver price per oz and partially offset by higher unit production costs compared to YTD-2024 due to the processing of lower grade ore in YTD-2025.
4.General and administrative expenses increased by 77% or by $8,801 in YTD-2025 compared with YTD-2024. This increase was driven by a non-cash expense related to share-based compensation which increased by $6,670 in YTD-2025. The increase was largely attributable to the expense for the period related to 5 million share purchase options granted in 2024 at an exercise price of C$15.63. In addition, the Corporation has multiple projects in Morocco and as such, G&A expenses increased to manage these projects. To support the continued growth of the Corporation and ensure adequate resources for project execution and corporate functions, additional headcount was added at the head office in Canada and in
Morocco.
5.Other operating Income represents the sum of  a net impairment recovery of $3,987 and a $1,828 gain on sale of assets, mainly related to the Amizmiz property transaction completed in April 2025.
6.Net finance income increased by $552 in YTD-2025 compared to YTD-2024 primarily driven by a $9,884 increase in foreign exchange gains. This reflects the 11% appreciation of the MAD against the U.S. dollar in YTD-2025. Intercompany advances made to our Moroccan subsidiaries and the EBRD facility are in US dollars. This contributed to a total gain of approximately
$26 million in YTD-2025. The US dollar depreciated by 3% against the Canadian dollar during the YTD period resulting in an
$8 million foreign exchange loss. Following the commencement of commercial production at the end of Q4-2024, interest on the EBRD facility is now recognized in the income statement, resulting in a $8.0 million interest expense in 2025 compared to $nil in 2024. Interest income decreased to $2.0 million in YTD-2025 from $3.3 million in YTD-2024, primarily due to lower average account balances before the June 18, 2025, equity raise and reduced interest rates on cash held.
7.Income tax expense in YTD-2025 increased by $6,241 to $9,335 compared with YTD-2024, primarily due to higher net taxable income of our Moroccan operating entity as well as our Canadian entity for a total of $7,566 and $1,767 in accrued withholding taxes on interest on advances in Morocco in YTD-2025. The increase reflects the ramp-up of the new plant during its first full three quarters of operations.
8.Net income of $27,994 (diluted EPS of $0.2) was recorded in YTD-2025 compared to net income of $3,959 (diluted EPS of
$0.03) in YTD-2024.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-202518
Summary of Quarterly Results

Selected quarterly information

	Revenues	Net income (loss)	Income (loss) per share (diluted)
Quarter ended	$	$	$
September 30, 2025	54,337	12,422	0.09
June 30, 2025	38,615	8,641	0.06
March 31, 2025	33,831	6,930	0.05
December 31, 2024	9,338	(29,983)	(0.23)
September 30, 2024	11,024	(263)	(0.00)
June 30, 2024	13,678	6,813	0.05
March 31, 2024	5,077	(2,592)	(0.02)
December 31, 2023	11,070	3,590	0.03
Revenues in Q3-2025 were $54,337 compared to $38,615 in Q2-2025. The Corporation sold 1,363,511 oz of silver in Q3-2025 compared to 1,140,452 oz in Q2-2025. The average net realized price for silver also rose to $39.85 per ounce in Q3-2025, up from $33.86 per ounce in Q2-2025, further supporting revenue growth. The rise in cost of sales was mainly attributed to the increased volume of ore processed to support higher oz sold. The higher average grade of 146 g/t in Q3-2025 compared to
140 g/t in Q2-2025 contributed positively to operating performance, partially offsetting the impact of higher volumes on total costs. As a result, cash costs decreased to $20.79/oz in Q3-2025 from $21.26/oz in Q2-2025, reflecting improved operating efficiencies and stronger grades. Other operating income decreased to $nil in Q3-2025 compared to Q2-2025, which had included a net impairment recovery of $3,987 and a $1,828 gain on sale of assets, primarily related to the Amizmiz property transaction completed in April 2025.
Revenues in Q2-2025 were $38,615 compared to $33,831 in Q1-2025. The Corporation sold 1,140,452 oz of silver in Q2-2025 compared to 1,061,565 oz in Q1-2025. The average net realized price for silver also rose to $33.86 per ounce in Q2-2025, up from $31.87 per ounce in Q1-2025, further supporting revenue growth. The rise in the cost of sales was mainly attributed to the increased volume of ore that was mined and processed to produce the ounces sold given the lower ore grade which stood at
140 g/t in Q2-2025 compared to 163 g/t in Q1-2025. This consequently led to an increase in unit costs. A $1,611 increase in depreciation expense in Q2-2025 compared to Q1-2025 is reflected by the 12% increase in ounces extracted and approximately doubling the amount of additions, as well as, transfers from assets under construction to mining assets in production in Q2-2025. Other operating Income increased by 100% in Q2-2025 compared to Q1-2025 as it includes a net impairment recovery of $3,987 and a $1,828 gain on sale of assets, mainly related to the Amizmiz property transaction completed in April 2025.
Revenues in Q1-2025 were $33,831 compared to $9,338 in Q4-2024. The Corporation sold 1,061,565 oz of silver in Q1-2025 compared to 337,733 oz in Q4-2024, benefiting from a full quarter of operational ramp-up at the new Zgounder plant, which reached commercial production on December 29, 2024. Additionally, the average net realized silver price increased to $31.87 per ounce in Q1-2025, up from $27.65 per ounce in Q4-2024, further contributing to the increase in revenue. The cost of sales increased primarily due to the higher volume of silver processed and sold and a $1,685 increase in depreciation expense in
Q1-2025 compared to Q4-2024, driven by the start of depreciation of the new Zgounder plant. In addition, tax expense rose significantly to $3,734 in Q1-2025 compared to a tax recovery of $(1,867) in Q4-2024 reflecting the sharp increase in taxable income generated by the Corporation’s Moroccan subsidiary.
Revenues in Q4-2024 were $9,338 compared to $11,024 in Q3-2024. The Corporation sold 337,733 oz compared to 403,957 oz of silver in Q3-2024. In addition, the cost of sales increased in proportion to the oz sold due to an increase in operational costs associated with the finalization of the expansion, mine ramp-up, additional staff, training and health and safety activities that have accelerated in Q4-2024 since the new Zgounder plant reached commercial production on December 29, 2024. In addition, an impairment charge of $27,350 related to the Tijirit Project owned by the Corporation at 75% was taken in Q4-2024. (See
Note 7 of the Q4-2024 FS).
Revenues in Q3-2024 were $11,024 compared to $13,678 in Q2-2024. The Corporation sold 403,957 oz compared to 521,971 oz of silver in Q2-2024. The 23% reduction in oz sold is mainly explained by the average grade processed that came in lower at
161 g/t compared to 196 g/t in Q2-2024, partially offset by higher average selling prices. The cost of sales rose in line with the increase in ounces sold due to higher operational costs from expansion preparation, mine ramp-up, and health and safety activities in Q3-2024, as the new Zgounder plant neared completion.
5 Non-GAAP Measures, refer to page 25.
6 Non-GAAP Measures, consisting of current assets of $196,495 less current liabilities of $100,348 (December 31, 2024, current assets of $76,540 less current liabilities of $53,116).
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-202519
Revenues in Q2-2024 were $13,678 compared to $5,077 in Q1-2024. The Corporation sold 521,971 oz of silver in Q2-2024 compared to 238,266 oz of silver in Q1-2024 since 157,457 oz of silver concentrate was held in inventory and was sold at a higher price in Q2-2024. The average grade processed came in higher at 196 g/t in Q2-2024 compared to 173 g/t in Q1-2024, resulting in a net income of $6,813 compared to a net loss of $(2,594) in Q1-2024.
Revenues in Q1-2024 were $5,077 compared to $11,070 in Q4-2023. The Corporation sold 238,266 oz of silver in Q1-2024 compared to 507,635 oz of silver in Q4-2023. The average grade processed came in lower at 173 g/t in Q1-2024 compared to
239 g/t in Q4-2023. The Corporation increased its inventory of silver in concentrate by $1,830 in Q1-2024, affecting sales negatively during the quarter since fewer ounces were sold. As a result of lower revenues and higher G&A expenses, the
Corporation recorded a net loss of $(2,592) in Q1-2024 compared to a net income of $3,590 in Q4-2023.
The net income in Q4-2023 increased by 198% from Q3-2023 due to a net finance expense of $1,385 in Q3-2023 compared to a net finance income of $2,885 in Q4-2023 and the recognition of a deferred tax asset of $1,765 in Q4-2023 compared to $(138)
in Q4-2022. The increase has been partially offset by the increase in cash cost per silver ounce sold5 which went from $10.73 in Q3-2023 to $13.69 in Q4-2023.
Liquidity and Capital Resources

As at September 30, 2025, the Corporation had working capital of $96,147 compared to $23,424 as at December 31, 2024,6 including cash of $129,184 ($30,944 on December 31, 2024). The Corporation generated $38,099 in operating cash flow in
2025, principally from the Zgounder operation and the Corporation anticipates generating cash flow from the Zgounder mine during the last quarter of 2025. The Corporation ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Corporation’s holdings of cash. The Corporation believes that these sources will be sufficient to cover the likely short-term and long-term cash requirements. The Corporation's principal sources of financing in the past have been equity, debt financing and cash flows from operations. The success of equity and debt financing is dependent on capital markets, the attractiveness of mining companies to investors, and metal prices. To facilitate its growth and to continue its exploration, development, expansion activities and be able to support its ongoing operations the Corporation may be required to raise further equity or debt financing in the capital markets. The
Corporation continues to assess financing alternatives, including equity or debt or a combination of both, to fund future growth, including the development of the Boumadine project.
As part of its $100 million financing with EBRD, the Corporation is required to maintain $18 million in restricted cash as a Cost
Overrun Facility (“COF”) to cover potential cost overruns on the Zgounder project. Upon Project Completion, any unused portion of the COF may be reallocated to fund the $16.25 million Debt Service Reserve Account (“DSRA”). Project Completion
is defined as achieving at least 90% of forecasted silver production over a 90-day period, with no month below 85%, based on the banking base case model. While timing remains uncertain, the requirement to maintain the full COF, and eventually the
DSRA, limits the Corporation’s accessible cash. As these funds are not available for general corporate use, these amounts are recorded as restricted cash on the condensed interim consolidated statement of financial position.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-202520
The following table summarizes the corporation’s cash flow activity during the three and nine-month periods ended September
30, 2025 and 2024:

	Three-month periods ended		Nine-month periods ended
(used in)	September 30,		September 30,
Cash Flow	2025	2024	2025	2024
Operating cash flow before changes in working capital	25,236	(332)	32,592	2,456
Change in non-cash operating working capital items	(2,846)	(11,435)	5,507	(11,666)
Net cash flow from (used in) operating activities	22,390	(11,767)	38,099	(9,210)
Net cash flow used in investing activities	(17,484)	(15,958)	(46,451)	(73,301)
Net cash flow from (used in) financing activities	10,233	(3,631)	105,068	88,867
Effect of exchange rate changes on cash in foreign currencies	213	1,046	1,524	(1,350)
Net increase (decrease) in cash	15,352	(30,310)	98,240	5,006
Cash beginning of the period	113,832	85,146	30,944	49,830
Cash end of period	129,184	54,836	129,184	54,836
Operating
During the three-month period ended September 30, 2025, the Corporation generated operating cash flow before working capital items of $25,236, compared to used operating cash flow before working capital items of $332 for the same prior-year period. The increase was driven by higher net income and non-cash items, mainly from depreciation and depletion of property, plant and equipment, share-based payments, gain on foreign currency translation and financing costs, which were previously capitalized to property, plant and equipment prior to the commencement of commercial production on December 29, 2024.
See Overview of Financial Performance section.
The operating cash flow in Q3-2025 was negatively impacted by changes of $(2,846) in working capital items, mainly due to lower accounts payable and higher sales tax receivable and accounts receivable offset by an increase in income tax payable and by a decrease in inventories.
During the nine-month period ended September 30, 2025, the Corporation generated operating cash flow before working capital items of $32,592, compared to $2,456 for the same prior-year period. The increase was primarily driven by higher net income and non-cash items. See Overview of Financial Performance section.
The operating cash flow in YTD-2025 was positively impacted by changes of $5,507 in working capital items, mainly due to higher accounts payable, higher income tax payable and lower income tax receivable offset by an increase in sales tax receivable, in accounts receivable from silver sales, and prepaid expenses and security deposits.
Investing
During the three-month period ended September 30, 2025, the Corporation used cash of $17,484 in investing activities compared to $15,958 in Q3-2024. The decrease of investing cash flow is largely due to higher investments in exploration and evaluation assets investments mainly related to the Boumadine and Zgounder Regional projects, where $14,126 was invested in Q3-2025 compared to $7,566 in Q3-2024. This was offset by a compensation of $7,248 received by the Corporation in connection with the Zgounder expansion (see note 20 of the FS for details).
During the nine-month period ended September 30, 2025, the Corporation used cash of $46,451 in investing activities compared to $73,301 in YTD-2024. The increase of investing cash flow is due to lower capital expenditures with $25,468 spent in YTD-2025 compared to $56,371 in YTD-2024. This reflects the current stage of the Zgounder expansion compared to last year as the project is now completed. Exploration and evaluation assets investments are mainly related to the Boumadine and
Zgounder Regional projects, where $25,445 was invested in YTD-2025 compared to $17,822 in YTD-2024. Increase in deposits to suppliers of $2,475 were paid in YTD-2025 compared to $1,348 in YTD-2024. This was offset by a compensation of $7,248 received by the Corporation in connection with to the Zgounder expansion (see note 20 of the FS for details).
Financing
During the three-month periods ended September 30, 2025 and 2024:
•The Corporation drew down $15,000 from a financing facility with EBRD compared to $nil for the same prior-year period.
However, the Corporation incurred $268 in financing costs in Q3-2025 compared to $nil in Q3-2024. Interest payments on long-term debt of $4,376 were made in Q3-2025 compared to $4,336 in Q3-2024.
7 Includes $5.5 million in share issue costs related to the June 18, 2025 C$143.8 million financing.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-202521
•No stock options were exercised in Q3-2025 resulting in nil proceeds compared to proceeds of $775 in Q3-2024.
During the nine-month periods ended September 30, 2025 and 2024:
•In 2025, the Corporation closed an equity financing and issued 10,767,795 common shares of the Corporation at C$13.35 per common share for gross proceeds of C$143,750 ($105,218) compared to C$77,632 ($57,297) for the same prior-year period. The proceeds will be mainly used for the Boumadine project and general corporate purposes.
•Transaction costs related to the issuance of shares of $5,503 were paid in YTD-2025 compared to $3,316 in YTD-2024.
•The Corporation drew down $15,000 of an up to $25,000 EBRD corporate facility, the purpose of which is to fund the exploration and development activities at the Boumadine project.  For the same prior-year period, the Corporation drew down $40,000 of the EBRD project finance facility. However, the Corporation incurred $353 in deferred financing costs in
YTD-2025. Payments related to long-term debt of $9,002 in relation to the EBRD loan in YTD-2025 compared to $6,526 in
YTD-2024.
•Stock options were exercised in YTD-2025 for proceeds of $20 compared to proceeds of $1,662 in YTD-2024.
Financing Sources

Financing sources for amounts received during the last 8 quarters
Date	Type	Financings	Gross Amounts ($)	General description of the use of proceeds
June 18, 2025	Short Form Prospectus	Common shares	105,218
The net proceeds of the financing after deductions of the financing costs, will be used to advance its business objectives including for the advancement of its exploration program at Boumadine, the exploration program at Zgounder Regional, and for working capital and general corporate purposes.

February 14, 2024	Short Form Prospectus	Common shares	57,297
The net proceeds of the financing after financing costs are being used for the exploration and development of Boumadine, for
Zgounder Regional exploration programs and for general
corporation purposes.

From Jan 9, 2024 to Jan 21, 2025	Options exercised	Common shares	1,682	The net proceeds from the exercise of options are being used to fund general administrative expenses, investing activities and other working capital needs.
Use of Proceeds
June 18, 2025 Financing - US$105 million
On June 18, 2025, the Corporation closed a bought deal financing and issued 10,767,795 common shares of the Corporation at a price of C$13.35 per common share for gross proceeds of approximately C$143.8 million (US$105 million).
Below is an update, in tabular form, reflecting the use of the funds as of September 30, 2025 compared to the budgeted amounts initially set out in the prospectus:

Principal use	Earmarked usage	Actual usage
	$ (million)	$ (million)
Boumadine exploration and development	58.6	10.9
Zgounder regional and other projects	7.3	0.8
General corporate purposes[7]	39.3	5.5
Total	105.2	17.1
8 Includes $3.2 million in share issue costs related to the February 14, 2024 C$77.6 million financing.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-202522
February 14, 2024 Financing - US$57 million
On February 14, 2024, the Corporation closed a bought deal public financing and issued 7,573,900 common shares in the capital of the Corporation at a price of C$10.25 per share for gross proceeds of approximately C$77.6 million ($57.3 million).
Below is an update, in tabular form, reflecting the use of the funds as of September 30, 2025, compared to the budgeted amounts initially set out in the prospectus:

Principal use	Earmarked usage	Actual usage
	$ (million)	$ (million)
Boumadine exploration and development	36.9	36.9
Zgounder regional and other projects	4.4	4.4
General corporate purposes[8]	16.0	14.9
Total	57.3	56.2
Financial Position

The following table details the changes to the statements of financial position as at September 30, 2025, compared to
December 31, 2024:

	As at September 30, 2025	As at December 31, 2024	Variance
Cash	129,184	30,944	317%
Accounts receivable	14,864	1,827	714%
Sales taxes receivable	17,023	9,979	71%
Income tax receivable	—	3,415	(100)%
Inventories	30,943	27,389	13%
Deposit in trust	—	695	(100)%
Prepaid expenses and security deposits	4,422	2,249	97%
Options contracts	59	42	NM
Total current assets	196,495	76,540	157%
Restricted cash	18,163	18,246	—%
Non-refundable deposits to suppliers	2,442	2,787	(12)%
Deferred tax assets	8,182	3,425	139%
Deferred financing costs	141	—	NM
Investment in associate	7,211	—	NM
Property, plant, and equipment	253,933	231,205	10%
Exploration and evaluation assets	98,469	67,904	45%
Total assets	585,036	400,107	46%
Total current liabilities	100,348	53,116	89%
Lease liabilities	1,081	1,121	(4)%
Long-term debt	83,192	95,517	(13)%
Asset retirement obligations	3,316	2,872	15%
Deferred tax liabilities	337	1,000	(66)%
Total liabilities	188,274	153,626	23%
Total equity	396,762	246,481	61%
Total liabilities and equity	585,036	400,107	46%
*NM: Not Meaningful
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-202523
Assets
The change in the Corporation’s cash balance on September 30, 2025, compared to the amount held on December 31, 2024, is detailed in the section Liquidity and Capital Resources.
In 2025, the increase in accounts receivable of $13,037 compared to December 31, 2024, was due to significant silver sales at the end of the period for which cash had not yet been received. The cash was received at the beginning of Q4-2025.
The increase in sales tax receivable of $7,044 in 2025 compared to December 31, 2024, reflects the fact that the overall operations have increased due to the ramp-up of production and only approximately $5,000 has been reimbursed in 2025 to date.
The increase in inventory of $3,554 in 2025 was due to an increase in mining supplies from the ramp-up of production and a decrease in ore stockpile as the Corporation is now in commercial production.
The decrease of $3,415 in income tax receivable reflects a significant increase in taxable income in the Moroccan subsidiaries in 2025, compared to overpaid tax installments in 2024.
The change in non-current assets balance on September 30, 2025, compared to the amount held on December 31, 2024, is detailed in the Liquidity and Capital Resources section.
Liabilities and Equity
The current liabilities increased by 89% between December 31, 2024 and September 30, 2025, mainly related to an increase of
$10,075 in accounts payable and accrued liabilities due to the Zgounder ramp-up and the increased exploration expenses at
Boumadine. In addition, there is a current portion of long-term debt of $28,571 due on January 19, 2026 and July 19, 2026, and
tax payable increased by $8,355 over the last nine months due to higher taxable income in Morocco.
The increase in the long-term debt is due to a drawdown of $15,000 from a loan with EBRD for the Boumadine project .
The change in total equity can be primarily attributed to the equity financing conducted on June 18, 2025, which involved the issuance of 10,767,795 shares, at a price of C$13.35. Additionally, there was an impact of $13,095 related to share-based compensation, alongside a net income of $27,994, predominantly derived from an increase in operating income. Moreover, a currency translation adjustment amounting to $8,337 was recognized during the period ending September 30, 2025. The increase in equity is offset by share issuance costs totaling $4,383 (net of tax of $1,120) which are associated with the June
18, 2025 equity financing.
Capital Management

The Corporation defines capital as long-term debt and equity. When managing capital, the Corporation’s objectives are to:
1.Ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions;
2.Ensure the externally imposed capital requirements relating to debt obligations are being met;
3.Increase the value of the Corporation’s assets; and
4.Achieve optimal returns to shareholders.
These objectives are achieved by operating its assets efficiently, identifying the right exploration and evaluation projects, adding value to these projects, and ultimately taking them to production or obtaining sufficient proceeds from their disposal.
Management adjusts the capital structure as necessary to support the acquisition, exploration and evaluation and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Corporation’s management team to sustain the future development of the business. As at September 30, 2025, managed capital is $508,685 (December 31, 2024 - $341,993) representing long-term debt and total equity before non-controlling interest. To facilitate the management of its capital requirements, the Corporation prepares long-term cash flow projections that consider various factors, including successful capital deployment, general industry conditions and economic factors. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Corporation, is reasonable. There have been no changes in the
Corporation’s capital management approach during the year.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-202524

	As at September 30, 2025	As at December 31, 2024
Long-term debt (including current portion)	111,763	95,517
Total equity before non-controlling interests	396,922	246,476
	508,685	341,993
Commitments and Contingency

The Corporation had the following undiscounted contractual obligations at September 30, 2025:

Payments due by period	Less than 1 year	1-3 Years	4-5 years	After 5 Years	Total
Contractual obligations	$	$	$	$	$
Accounts payable and accrued liabilities*	61,426	—	—	—	61,426
Long-term debt	28,571	72,143	14,286	—	115,000
Interest on long-term debt**	8,681	8,791	315	—	17,786
Balance of purchase price payable	1,649	—	—	—	1,649
Lease liabilities	422	619	416	191	1,648
Asset retirement obligations	—	—	—	3,352	3,352
	79,813	68,317	30,395	3,629	182,154
* Includes interest on long-term debt of $2,016 payable on January 19, 2026.
** The interest on the US$100 million long-term debt with EBRD has been calculated using the SOFR+5% (9.28%) rate as at September 30,
2025 for the $92 million EBRD Tranche and at 1% for the Climate Investment Funds tranche of $8 million.The interest on the additional US$15 million long-term debt with EBRD has been calculated using the same rate which is SOFR+5% (9.28%) rate as at September 30, 2025.
Royalties
As per the terms of the property purchase agreements, the Corporation is committed to pay the following royalties:
•3.0% royalty to ONHYM on revenue from the Zgounder property or $1,630 and $3,803 for the three and nine-month periods ended September 30, 2025 respectively ($331 and $890 for the three and nine-month periods ended September 30, 2024 respectively);
•3.0% royalty to ONHYM on revenue from the Boumadine property;
•2.5% royalty to Ouiselat Mines on revenue from the Azegour property.
All royalty agreements are payable in perpetuity.
9 As per note 12 of the FS for the total cost of sales.
10 As per note 11 of the FS for treatment, smelting and refining costs reported as net of sales.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-202525
Non-GAAP Measures

The Corporation uses non-GAAP key performance metrics to monitor and assess the operational performance of each active mining unit by calculating the operating cash cost per silver ounce sold to assess operating performance at the Corporation's active mining unit of Zgounder. These indicators are commonly used as measures of performance in the mining sector, but they are presented in addition to the IFRS indicators, although there is no consistent definition. These non-GAAP financial measures are not standardized financial measure under IFRS used to prepare the financial statements of the Corporation to which the measure relate.
These indicators are used by management to assess the cost of operations compared to peers and the performance of each mine in the portfolio. The below indicators are non-GAAP performance indicators and were calculated using World Gold
Council (“WGC”) guidelines. WGC is not an industry regulatory agency and therefore does not have the authority to develop accounting standards for disclosure specifications. Due to differences in underlying accounting rules and procedures, the different groupings used in the presentation on non-GAAP measures, other mining companies may calculate cash costs in a variety of ways. This measure is used by management and investors to evaluate operating efficiency on a per-ounce basis and to compare performance across periods and with other producers. The following table reconciles costs of sales, the closest
IFRS measure, and also provides the calculation of the non-GAAP ratios.

	Three-month periods ended		Nine-month periods ended
	September 30,		September 30,
Zgounder Silver Mine – Morocco	2025	2024	2025	2024
Cost of sales[9]	32,971	9,146	86,225	22,652
Share-based compensation	(262)	—	(837)	—
Depreciation	(4,677)	(495)	(13,563)	(1,294)
Inventory write-down	—	—	(135)	—
Treatment, smelting and refining costs[10]	314	828	995	2,274
Operating cash costs (A)	28,346	9,479	72,685	23,632
Total silver sales (oz) (B)	1,363,511	403,957	3,567,325	1,164,194
Cash cost per silver ounce sold (A/B)	20.79	23.47	20.38	20.30
Available Liquidity
Available liquidity is a new non-IFRS measure used by Management to monitor its cash. Available liquidity is comprised of cash and undrawn amounts under available credit facilities. The Corporation uses available liquidity to measure the liquidity required to satisfy its lenders, fund capital expenditures and support operations. This measure does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies.

	As at September 30, 2025	As at December 31, 2024
Cash	129,184	30,944
Undrawn amount under long-term debt	10,000	—
Available liquidity	139,184	30,944
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-202526
Risks and Uncertainties

The business of the Corporation is subject to a number of risks and uncertainties which are typically out of its control, and which may impact significantly its financial and operational outcomes and conditions, as well as the valuation of its common shares. Current holders and prospective buyers of the securities of the Corporation should give careful consideration to all information contained or incorporated by reference in this MD&A.
For a discussion of these risk factors, please refer to the MD&A for the year ended December 31, 2024 and for additional information please refer to the Annual Information Form for the year ended December 31, 2024 located on the Corporation's website at www.ayagoldsilver.com.
Financial Risk Factors
Disclosure and description of the Corporation’s capital management, financial risk management and financial instruments, including the risks pertaining to credit, commodity prices, liquidity and currencies, are in notes 14, 15 and 16 of the FS.
Other Financial Information

Share Purchase Options
The following table reflects the share purchase options issued and outstanding as at the date of this MD&A:

Expiry date	Number of options	Exercise Price
	Number	C$
July 1, 2030	4,121,484	1.43
March 3, 2031	359,667	4.75
May 12, 2031	88,300	7.69
August 23, 2034	5,000,000	15.63
	9,569,451
Outstanding Share Data

Number of shares outstanding (diluted)
Outstanding as of November 10, 2025	141,900,422
Shares reserved for issuance pursuant to share purchase options	9,569,451
Shares reserved for issuance pursuant to deferred share units	481,213
Shares reserved for issuance pursuant to restricted share units	1,173,722
153,124,808
Off-Balance Sheet Arrangements
As at September 30, 2025, the Corporation had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Corporation, other than commitments, contingent liabilities and interest, as disclosed in this MD&A and the
FS.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-202527
Related Party Disclosures
During the three and nine-month periods ended September 30, 2025 and 2024 and the year ended December 31, 2024, the following related party transaction occurred in the normal course of operations for management and consulting fees to
Groupe Conseils Grou, La Salle Inc., a company owned by the President and Chief Executive Officer, in the amount of $227 and
$676 for the three and nine-month periods ended September 30, 2025, respectively ($234 and $703 for the three and nine-
month periods ended September 30, 2024, respectively). As at September 30, 2025, $335 (December 31, 2024 - $370) was due
to that company.
Remuneration of Key Management Personnel of the Corporation
Key management included members of the Board of Directors and executive officers of the Corporation. During the three and nine-month periods ended September 30, 2025 and 2024 the remuneration awarded to key management personnel (including the amounts above) was as follows:

	Three-month periods ended		Nine-month periods ended
	September 30,		September 30,
	2025	2024	2025	2024
	$	$	$	$
Salaries and benefits	355	320	1,177	981
Management consulting and professional fees	320	324	956	972
Share-based payments*	2,661	1,550	9,271	3,142
	3,336	2,194	11,404	5,095
* Share-based payments represent a non-cash expense related to the vesting of equity-based awards granted to directors and executive officers, including stock options, restricted share units, and deferred share units.
Accounting Policies, Judgements and Estimates

Critical Accounting Judgements and Estimates
The preparation of unaudited condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting year. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.
In preparing the Corporation’s FS for the three and nine-month periods ended September 30, 2025 and 2024, the Corporation applied the critical judgments and estimates disclosed in note 4 of its audited consolidated financial statements for the year ended December 31, 2024 except for these accounting policies, estimates and judgements that were adopted during the nine-
month periods ended September 30, 2025:
Investments in associate
An associate is an entity over which the Corporation has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those decisions. The
Corporation is presumed to have significant influence if it holds, directly or indirectly, 20% or more of the voting power of the investee, unless it can be clearly demonstrated that the Corporation does not have significant influence.
The Corporation accounts for its investment in an associate using the equity method. Under the equity method, the
Corporation’s investment is initially recognized at cost and subsequently increased or decreased to recognize the
Corporation's share of net earnings/loss and other comprehensive earnings/loss of the associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate's reserves, and for impairment losses after the initial recognition date. The Corporation’s share of the associate's losses that are in excess of its investment are recognized only to the extent that the Corporation has incurred legal or constructive obligations or made payments on behalf of the associate. The Corporation's share of earnings or losses of its associate are recognized in net earnings during
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-202528
the period. Dividends and repayment of capital received from the associate are accounted for as a reduction in the carrying amount of the Corporation’s investment. Unrealized gains and losses between the Corporation and its associate are recognized only to the extent of unrelated investors’ interests in the associate. Intercompany balances and interest expense and income arising on loans and borrowings between the Corporation and its associate are not eliminated.
In order to apply the equity method, management aligned Mx2’s accounting policies with those of the Corporation, which required among other things management to assess whether indicators of impairment related to the Mx2 exploration and evaluation assets are present.
Areas of judgement
Determination of control or significant influence over investee
The assessment of whether the Corporation has a significant influence or control over an investee requires the application of judgement when assessing factors that could give rise to a significant influence or control. Factors evaluated when making a judgement of control or significant influence over an investee include, but are not limited to, ownership percentage, representation on the board of directors, participation in the policy-making process, material transactions and contractual arrangements between the Corporation and the investee, interchange of managerial personnel, provision of essential technical information and potential voting rights. In evaluating these factors, the Corporation determines the level of influence over the investee the Corporation has. Changes in the Corporation's assessment of the factors used in determining if control or significant influence exists over an investee would impact the accounting treatment of the investment in the investee.
Proposed Transaction

As at September 30, 2025, and the date hereof, the Corporation had no disclosable proposed transaction.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-202529
Management’s Report on Internal Controls and Financial
Reporting

Disclosure Controls and Procedures
The Corporation’s board, officers and management are responsible for establishing and maintaining disclosure controls and procedures (DC&P) for the Corporation. Disclosure controls and procedures are designed to provide reasonable assurance that material information regarding our reports filed or submitted under securities legislation fairly presents the financial information of Aya and its subsidiaries and to ensure that required information is gathered and communicated to the
Corporation’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) as is appropriate to permit timely decisions regarding public disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Internal Controls over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as defined in NI 52-109. A Corporation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.
A Corporation’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the
Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and (iii)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the
Corporation’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.
Changes in Internal Control over Financial Reporting
There were no changes to the Corporation’s ICFR for the quarter ended September 30, 2025, that have materially affected, or are reasonably likely to materially affect, the Corporation’s ICFR.
Additional Information and Continuous Disclosure

Additional information about the Corporation FS for the period ended September 30, 2025, will be available on SEDAR+ at
www.sedarplus.ca and on the Corporation’s website at www.ayagoldsilver.com.
Technical Information

David Lalonde, B. Sc, Vice-President Exploration, designated as a Qualified Person under National Instrument 43-101 for Aya
Gold & Silver Inc. has reviewed and approved the technical content of this document.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-202530
Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of the Corporation, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings
"Business Overview", "Q3-2025 Business Highlights", "Recent Developments", "Q3-2025 and YTD-2025 Operational and
Financial Highlights", “Operating Results”, “Development and Exploration”, "Sustainability", "Overview of Financial
Performance", “Liquidity and Capital Resources”, and "Commitments and Contingency" and amongst others include, without limitation, statements with respect to (1) the focus on expanding the resource base, advancing priority targets, testing new prospective zones, guiding future development decisions, and enhancing geological understanding of the project area as part of Aya’s growth strategy; (2) the 2025 exploration program targeting 20,000 to 25,000 metres of Diamond Drill Holes of additional drilling; (3) the expected release of an updated NI 43-101 on the Zgounder Silver Mine in Q4-2025; (4) the positioning of the Boumadine project as a key pillar of Aya’s long-term growth strategy in Morocco; (5) the 2025 exploration program targeting 100,000 to 140,000 metres of additional drilling to expand mineralization, test satellite targets, and assess broader regional potential; (6) the expectation that both underground and open pit operations will reach steady-state production by year end; (7) the Corporation progressing toward ISO 14001 certification; (8) the expected release of the Double Materiality
Assessment (DMA) results in Q4-2025 and their planned integration into Enterprise Risk Management (ERM) and the 2025
Sustainability Report; (9) the after-tax NPV (5%, $2,800/oz gold, $30/oz silver) of $1.5 billion, IRR of 47%, and payback period of
2.1 years for the Boumadine project, as outlined in the Boumadine PEA; (10) the project’s plan to include open-pit and underground operations and a conventional 8,000 tonnes per day flotation plant; (11) the expected production of three concentrates – a precious-metal-rich lead concentrate, a precious-metal-rich pyrite concentrate, and a zinc concentrate; (12)
the economic model assumptions, including an 11-year life of mine and annual silver-equivalent production of approximately
31.2 Moz (334 Koz AuEq); (13) the estimated all-in sustaining costs of approximately $1,021/oz Au; (14) the estimated initial capital of $446 million, including a contingency of $96 million, and sustaining capital of $340 million over the life of mine; (15)
the expectation that the acceleration of the mining rate will continue throughout the year and exceed 3,000 tpd by the end of
2025 for both mines; (16) the continuation of the increase in the open pit mining rate as additional equipment is mobilized through the rest of the year; (17) the expectation that the open pit mining rate will reach over 40,000 tonnes per day of total material moved by year end; (18) timing for completion of the “super pit”; (19) the mobilization for construction of phase two of the Tailing Storage Facility (TSF) to start before year-end; (20) the continuation of the decline development to reach the
1,650 level in the coming years; (21) timing for completion and progress of the Corporation drilling program, supporting the
Corporation’s 2025 exploration and resource development objectives; (22) the potential for future resource growth supported by the continuity of high-grade mineralization beyond the current resource boundary; (23) the 2025 full year drilling target of
20,000 to 25,000 meters for both near-mine extensions and regional prospects on surrounding permits; (24) the future phases of the 2025 drill program supported by newly identified drill targets on the Tourchkal and Zgounder Far East permits; (25) the potential expansion of known zones based on confirmed mineralization continuity; (26) the main trend forming the foundation of the upcoming Preliminary Economic Assessment (PEA); (27) the continuation of drilling activities beyond the first nine months of the year; (28) the continuation of drill testing in the fourth quarter of the year as part of the greenfield component of the current drill program; (29) the reasonable potential for extraction of out-of-pit Mineral Resources by the long hole underground mining method; (30) the continued strengthening of the Corporation’s health and safety programs through proactive risk management, contractor engagement, and targeted training initiatives; (31) the aim to further reduce incident rates and ensure the well-being of all personnel through a sustained focus on leading indicators and a culture of safety; (32)
the integration of comments from community consultations into the Corporation’s 2026 Community Investment Strategy; (33)
the expectation that results of the Double Materiality Assessment (DMA) will be available during Q4-2025 and included in the
2025 Sustainability Report; (34) the integration of the DMA results into the Enterprise Risk Management (ERM) framework to strengthen the incorporation of sustainability into the Corporation’s risk management culture; (35) the expectation that unit costs will gradually decrease as the plant and mine ramp-up stabilize in the coming quarters; (36) the support of the
Corporation’s continued growth through additional headcount at the head office in Canada and in Morocco to ensure adequate resources for project execution and corporate functions; (37) the expectation that cost increases will gradually decrease as the Zgounder plant ramp-up continues to progress and production volumes increase in the coming quarters; (38) the anticipation of generating cash flow from the Zgounder mine during the last quarter of 2025; (39) the belief that existing cash flows from operations and current cash holdings will be sufficient to meet the Corporation’s likely short-term and long-term cash requirements; (40) the possibility that the Corporation may be required to raise additional equity or debt financing in the capital markets to facilitate growth, exploration, development, expansion activities, and ongoing operations; (41) the continued
assessment of financing alternatives, including equity, debt, or a combination of both, to fund future growth and the development of the Boumadine project; (42) the intended use of proceeds from the February 14, 2024 financing; (43) the
Corporation’s intention to use the net proceeds of the June 18, 2025, Short Form Prospectus equity financing of C$143,750
($105,218) to advance its business objectives, including for the advancement of its exploration program at Boumadine, the
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-202531
exploration program at Zgounder Regional, and working capital and general corporate purposes; (44) timelines of certain events and plans including timelines related to advancement of mining rates and milling rates; (45) nameplate capacities at the mill; (46) processing capacities; (47) recoveries, average grades mined or processed; (48) exploration budget; (49)
identification of additional resources and reserves or the conversion of resources to reserves; (50) the Corporation’s liquidity and access to cash; (51) forecast for the Corporation’s projects; (52) budgets and future prospects for exploration, development and operation at the Corporation’s operations and projects, including the Zgounder project; (53) potential mine life extensions at the Corporation’s operations; (54) the Corporation’s balance sheet and liquidity outlook, as well as references to other possible events including, the future price of silver; (55) the timing and amount of estimated future production, costs of production, and operating costs; (56) price inflation; (57) capital expenditures; (58) costs and timing of the development of projects and new deposits at Zgounder or Boumadine; (60) estimates and the realization of such estimates (such as mineral or silver reserves and resources or mine life); (59) success of exploration; (61) development and mining; (62) currency fluctuations; (63) capital requirements; (64) project studies; (65) government regulation; (66) permit applications; (67)
environmental risks and proceedings; (68) resolution of pending litigation; (69) the Boumadine PEA, and the results of the
Boumadine PEA discussed in this MD&A, including, without limitation, project economics, financial and operational parameters such as expected throughput, production, processing methods, cash costs, all-in sustaining costs, other costs, capital expenditures, free cash flow, NPV, IRR, payback period and life of mine (LOM), opportunities for growth and expected next steps in the development of the Project; the mine design; the timing of the feasibility study; the release date and content of the technical report pertaining to the Boumadine PEA; the future price of commodities, including gold and silver; the estimation of mineral resources and the realization of mineral resource estimates; and requirements for additional capital. Wherever possible, words such as "aim", "anticipate","assume", "believe", "estimate", "expect", "intend", "objective", "plan", "strategy" and similar expressions or statements that certain actions, events or results "may", "could", "would", "might", "will", or are "likely" to be taken, occur or be achieved, have been used to identify such forward-looking information.
The estimates, models and assumptions of the Corporation referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our MD&A for the year ended December 31, 2024, and the Annual Information Form dated March 31, 2025, as well as: (1) there being no significant disruptions affecting the operations of the Corporation, whether due to extreme weather events (including, without limitation drought, lack of rainfall) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2)
permitting, development, operations and production from the Corporation’s operations and development projects being consistent with current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of our assets; and the successful completion of exploration consistent with the Corporation’s expectations at the Corporation’s projects; (3) political and legal developments in any jurisdiction in which the Corporation operates being consistent with its current expectations including, without limitation, restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws in Morocco and Mauritania, potential third party legal challenges to existing permits; (4) the completion of studies, including scoping studies, preliminary economic assessments, pre-feasibility or feasibility studies, on the timelines currently expected and the results of those studies being consistent with our current expectations namely on the Boumadine project or resource updates on Zgounder; (5) the exchange rate between the Canadian dollar, the MAD, the Euro and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for commodity, including gold and silver; (7) prices for diesel, fuel oil, electricity and other key supplies being approximately consistent with the Corporation’s expectations; (8)
attributable production and cost of sales forecasts for the Corporation meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Corporation’s analysis thereof being consistent with expectations
(including but not limited to grade, ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Corporation, mine plans for the Corporation’s current and future mining operations, and the Corporation’s internal models; (10) labour and materials costs increasing on a basis consistent with our current expectations; (11) the terms and conditions of the legal and fiscal stability in Morocco being interpreted and applied in a manner consistent with their intent and our expectations; (12) asset impairment potential; (13) the regulatory and legislative regime regarding mining in Morocco being consistent with our current expectations; (14) access to capital markets; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics; (16)
changes in national and local government legislation or other government actions, including new taxes, levies, royalties, or government-imposed charges; (17) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations; (18) having and maintaining human and technical capacities to execute on its plans to achieve the 2025 Guidance figures; (19) transactions announced by the Corporation advancing and closing per the Corporation’s timeline and expectations; (20) the Corporation’s capacity to complete the post-
closing conditions related to the financing facility with EBRD for up to $25 million; and (21) governmental policies on international trade and investment, including sanctions and actions in respect to global trade, tariffs, and trade agreement.
Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions; inaccuracies of mining reserve and resource calculations, challenges related to underground mining, fluctuations in the currency markets;
fluctuations in the spot and forward price of silver or certain other commodities; price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group silver producers and the Corporation, and the resulting impact on market price to net asset value multiples; risks arising from holding derivative instruments (such as credit risk,
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-202532
market liquidity risk and mark-to-market risk); risks arising from reliance on a single operating mine, risks arising from reliance on contractors namely one EPC provider at the Zgounder expansion project and one open pit mining contractor, changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, withholding tax, capital tax, tariffs, value-added or sales tax, production royalties, excise tax, customs/import or export taxes/duties, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Morocco or Mauritania; operating or technical difficulties in connection with mining and milling notably improving recoveries, development or refining activities;
employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Corporation (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations or any other applicable jurisdiction; the speculative nature of silver or gold exploration and development including, but not limited to, the risks of obtaining and maintaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of silver and gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Aya’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Aya, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.
Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. Due to the risks, uncertainties, and assumptions inherent in forward-looking statements, readers should not place undue reliance on forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada including, but not limited to, the “Risk Factors” set forth in the Corporation’s Annual Information Form dated March 31, 2025. These factors are not intended to represent a complete list of the factors that could affect Aya.
The forward-looking statements contained herein are made only as of the date hereof. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.